UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-09283

APERTURE HEALTH, INC.
 (Exact name of registrant as specified in its charter)

333A Route 46 West
Suite 130
Fairfield, NJ 07004
Telephone: (973) 244-0044

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series A Common Stock
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 1d-6	☐

Approximate number of holders of record as of the certification or notice date: 774

Explanatory Note:
Aperture Health, Inc. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on October 20, 2011, because the Company has more than five hundred shareholders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aperture Health, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 11/16/11                             By: /s/ James Hennig, President and CEO